                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2004


                             AETERNA ZENTARIS INC.
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F        Form 40-F    X
                                          ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                     Yes       No   X
                                         -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

                                 DOCUMENTS INDEX

DOCUMENTS       DESCRIPTION
---------       -----------
1.
                Press release dated December 22, 2004: AEterna Zentaris Grants its
                Subsidiary Atrium Biotechnologies Marketing Rights for Neovastat


                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com



                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS GRANTS ITS SUBSIDIARY ATRIUM
BIOTECHNOLOGIES MARKETING RIGHTS FOR NEOVASTAT


QUEBEC CITY, CANADA, DECEMBER 22, 2004 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) today announced an agreement with its subsidiary Atrium Biotechnologies Inc., whereby AEterna Zentaris will increase its stake in Atrium from 60.2% to 61.1% upon transfer of rights to Atrium's Health and Nutrition division, excluding North America, to market and distribute its antiangiogenic product Neovastat(R).

"This agreement was signed following a thorough evaluation of different business opportunities for Neovastat(R). It fits into our strategic plan aimed at optimizing the full potential of our products and maximizing value for our shareholders," stated Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris. "With their expertise and strong proven track record in their field of activity, Atrium Biotechnologies becomes a partner of choice", he added.

According to Luc Dupont, Atrium's President and Chief Executive Officer, "This transaction will enrich Atrium's pipeline with an innovative compound. This development is especially timely in light of an increased demand from healthcare professionals for safe and effective alternatives. We believe that Atrium, through its Health and Nutrition division, is in a good position to successfully sell this product."

Further to this agreement, existing marketing partnerships for Neovastat(R) with Grupo Ferrer, LG Life Sciences and Mayne Pharma remain valid and will be managed by Atrium. However, the existing partnership between Medac GmbH and AEterna Zentaris has been terminated following a mutual agreement.

The US NCI is currently conducting a Phase III trial with Neovastat(R) as a first-line therapy in combination with standard chemotherapy and radiotherapy for non-small cell lung cancer.

                                                         [AETERNA ZENTARIS LOGO]


ABOUT AETERNA ZENTARIS INC.


AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad, renewable product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 61.1% of Atrium Biotechnologies Inc., an international company that develops, manufactures and markets added-value active ingredients and specialty chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries, as well as health and nutrition products.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406 - office            (418) 652-8525 ext. 360
(418) 573-8982 - mobile                     jacques.raymond@aeternazentaris.com
paul.burroughs@aeternazentaris.com          -----------------------------------
----------------------------------

EUROPE
Dr. Mathias Pietras
+49 69 42602 3423
mathias.pietras@zentaris.de
---------------------------

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                AETERNA ZENTARIS INC.


Date:  December 22, 2004                        By:  /s/ Mario Paradis
------------------------                             ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary